UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
APOLLO RESOURCES INTERNATIONAL, INC.

(Name of Issuer)
APOLLO RESOURCES INTERNATIONAL, INC.

(Name of Person Filing Statement)
Common Stock, $0.001 par value

(Title of Class of Securities)
037622107

(CUSIP Number of Class of Securities)
Dennis G. McLaughlin, III
Chief Executive Officer
Apollo Resources International, Inc.
3001 Knox Street, Suite 403
Dallas, Texas 75205
(214) 389-9800
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Amount of
Transaction Value*	Filing Fee**
$2,179,636	$66.91 (1)

*	For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $2,179,636 by the Issuer in lieu of fractional shares immediately following a 1-for-65,000 reverse stock split to holders of fewer than 65,000 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.035 per pre-split share and 62,275,323 pre-split shares, the estimated aggregate number of shares held by such holders.

**	Determined pursuant to Rule 0-11(b)(1) as the product of $2,179,636 and 30.7 per million.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$0
Form or Registration No.:	n/a
Filing Party:	n/a
Date Filed:	n/a

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INTRODUCTION
This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Apollo Resources International, Inc., a Utah corporation (the “Company”).
Concurrently with the filing of this Schedule 13E-3, the Company is filing an Information Statement (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A copy of the Information Statement is attached hereto as Exhibit 1. The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.
All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A
Item 1. Summary Term Sheet.
The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” and “Questions and Answers About the Reverse/Forward Stock Split” is incorporated herein by reference.
Item 2. Subject Company Information.
(a)	Name and Address. Apollo Resources International, Inc. is the subject company. Its principal executive office is located at 3001 Knox Street, Suite 403 Dallas, Texas 75205 and its telephone number is (214) 389-9800.

(b)	Securities. As of April 4, 2007, there were 376,738,622 outstanding shares of common stock, par value $0.001, of the Company (“Common Stock”).

(c)	Trading Market and Price. The Company’s Common Stock was formerly quoted on the NASD’s Over the Counter Bulletin Board (“OTCBB”) under the ticker symbol “AOOR.OB.” On or about April 23, 2007, the NASD notified the Company that the Company’s securities were to be removed from quotation on the OTCBB effective at the open of business on April 27, 2007. As such, the Company now trades on as an OTC “Pink Sheet” security under the ticker symbol “AOORE.OB” and shall be trading under the symbol “AOOR.PK.” We consider our common stock to be thinly traded and any reported bid or sale prices may not be a true market-based valuation of the common stock. On May 17, 2007, the last practicable trading day prior to the date of this Information Statement, our Common Stock’s closing price was $0.034. The information set forth in the Information Statement under the caption “Trading Market and Price of our Common Stock and Dividend Policy” is incorporated herein by reference.

(d)	Dividends. No dividends have been paid by the Company on its Common Stock during the past two years. The information set forth in the Information Statement under the caption “Trading Market and Price of our Common Stock and Dividend Policy” is incorporated herein by reference.

(e)	Prior Public Offerings. The Company has not made an underwritten public offering of its Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f)	Prior Stock Purchases. The Company has not purchased any of its Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.
Item 3. Identity and Background of the Filing Person.
(a)	Name and Address. Apollo Resources International, Inc., the subject company, is the filing person of this Schedule 13E-3. The business office address for the Company is 3001 Knox Street, Suite 403 Dallas, Texas 75205 and the business telephone number for the Company is (214) 389-9800. The executive officers and directors of the Company are set forth below.

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Board of Directors	Executive Officers
Dennis G. McLaughlin, III	Chief Executive Officer:	Dennis G. McLaughlin, III,
Christopher P. (Kit) Chambers	Executive Vice President:	Christopher P. (Kit) Chambers
Billy A. Mickle	Chief Financial Officer:	Darren L. Miles
Glenn E. Floyd
The address of each executive officer and director of the Company is:
c/o the Company
3001 Knox Street
Suite 403
Dallas, Texas 75205.
(b)	Business and Background of Entities. Not applicable.

(c)	Business and Background of Natural Persons. The information set forth in Item 3(a) above is incorporated herein by reference. All of the Company’s directors and executive officers are United States citizens. During the last five years and to the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. Information concerning the directors and executive officers of the Company is as follows:
Dennis G. McLaughlin, III, age 41, has served as Chairman of the Board and Chief Executive Officer of the Company since November 12, 2004. Mr. McLaughlin also serves as Chairman of Blue Wireless & Data, Inc. (a publicly traded company), a position he has held since June 2004. Mr. McLaughlin was formerly CEO and Co-Chairman of Ocean Resources, Inc. (a publicly traded company) and served as such from September 2003 to January 2005. Mr. McLaughlin founded MAC Partners, LP (“MAC Partners”), a merchant banking company, in January 2002 and subsequently resigned all positions and equity interests in March of 2003. Prior to that he founded Aurion Technologies, LLC in 1998 and served as CEO and was a Director through 2001. He founded Aurora Natural Gas, LLC in 1993 and served as CEO through 2001. Prior to starting his own companies, he worked as a Manager of Marketing & Transportation for Highland Energy from 1991 to 1993, and before this worked as a gas marketing representative for Clinton Natural Gas from 1990 to 1991. Mr. McLaughlin received a Bachelor of Economics degree from the University of Oklahoma in 1992.
Christopher P. (Kit) Chambers, age 42, has served as Executive Vice President and as a director of the Company since November 12, 2004. Mr. Chambers also currently serves as Corporate Secretary and as a director for Blue Wireless & Data, Inc. (a publicly traded company). Mr. Chambers formerly served as Chief Operating Officer and Corporate Secretary for Ocean Resources, Inc. (a publicly traded company) and served as such from October 2003 to January 2005. Prior to these activities he co-founded MAC Partners in January 2002 and subsequently resigned all positions and equity interests in August of 2003. From January 1999 to December 2001 he was employed by Aurion Technologies, LLC as Vice President of Operations, then Vice President of Sales Engineering. From March 1994 to December 1998 Mr. Chambers was Vice President of Software Development for Aurora Natural Gas, LP. From January 1998 to February 2004 he worked as an independent consultant in the film/video industry in Dallas, Texas. Mr. Chambers received a B.A. from the University of Oklahoma in 1989.
Darren L. Miles, age 48, has served as Chief Financial Officer of the Company since April 29, 2007. He also serves as Chief Financial Officer of Earth, and brings over 20 years of experience in corporate finance, mergers and acquisitions, and investment banking to Earth. Prior to joining Company, Mr. Miles consulted for GVC Financial Services, LLC for 3 years. Prior to that, Mr. Miles was a Director in a middle market investment banking firm specialized in recapitalizations, acquisitions, sales, and capital market funds sourcing. Mr. Miles also served as Director for Lewis Hollingsworth LP, a private equity fund where he directed turn-around efforts for portfolio companies while focusing on deal origination, structure, and negotiations. From September 2001 to August 2002, Mr. Miles also served as CEO of Fresh America Corporation (a publicly traded company). Darren holds his B.S. in accounting from Murray State University.

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Billy A. Mickle, age 61, is a practicing attorney and Managing Partner of BFM Investments, LLC in Durant, Oklahoma. He was an Oklahoma State Senator from 1988 to 2002, and was Majority Leader of the Oklahoma State Senate from 1994 to 2002. While serving under the Oklahoma State Senate, Mr. Mickle was the Appropriation Chairman of the Sub-Committee on Judiciary and General Government from 1990 to 1994, and was Chairman of the Judiciary Committee from 1988 to 1994. He has worked on several economic development projects for the state of Oklahoma and currently serves as a member of the Oklahoma Housing Finance Agency. During his tenure as Oklahoma State Senator, Mr. Mickle led international trade missions to Mexico, Malaysia, Singapore, Hong Kong, Vietnam, The Czech Republic, Pakistan, Cuba, Nigeria, and The United Arab Emirates. His past experience includes positions as an adjunct professor at Southeastern Oklahoma State University, a public school educator, a sergeant E-5 with the United States Marine Corp, an Oklahoma state highway patrol trooper, and he is a Vietnam Veteran. He has been a practicing attorney since 1974, and has won several state legislative awards, including National State Legislator of the Year by Safari Club International. Mr. Mickle received a Bachelor of Science Degree from Northeastern State University in 1967, a Juris Doctorate Degree from Oklahoma City University in 1974, and graduated from the National Judicial College of Reno, Nevada in 1983.
Glenn E. Floyd, age 69, is the founding attorney and owner of the Floyd Law Firm, PC based in Norman, Oklahoma since 1972, where his practice has focused mainly on public finance, taxation, and business law and has completed approximately 2,000 financings since that time. Prior to becoming an attorney he taught mathematics at East Central University, the University of Arkansas and the University of Oklahoma. He was a Special Lecturer at the University of Oklahoma College of Law from 1969 to 1971. Mr. Floyd was a Member of the Oklahoma House of Representatives from 1974 to 1978. He has authored several articles published in the Oklahoma Law Review, the Boston University Law Review, the Tulsa Law Journal, The Monthly Digest of Legal Articles, and The Bond Lawyer. Additionally, he was editor and author of the first and several following editions of “Tax-Exempt Municipal Bonds in Oklahoma” from 1972 to 2005. He was an original Founder of, and has been a Fellow and Director for the American College of Bond Counsel since 1996. Also in 1996, he was selected as a Distinguished Alumnus, East Central University, Ada, Oklahoma. Mr. Floyd is a member of the Oklahoma and American Bar Associations, the National Association of Bond Lawyers, and was Founder of the Oklahoma Public Finance Forum. He is a member of Phi Delta Phi, Pi Mu Epsilon, and Order of the Coif. He has been the General Manager for Floyd Land and Cattle Co. since 1968 and has practiced law since 1967. Mr. Floyd received a Bachelor of Science degree in Mathematics from East Central State College (Oklahoma) in 1958, a Masters degree in Mathematics from the University of Arkansas in 1961, a Juris Doctor degree from the University of Oklahoma Law School in 1967, and a Masters of Law (LLM) degree from Harvard Law School in 1968.
Item 4. Terms of the Transaction.
(a)	Material Terms. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors,” “Structure of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders,” “Description of the Reverse/Forward Stock Split,” “Financing of the Reverse/Forward Stock Split,” “Costs of the Reverse/Forward Stock Split” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split — Reservation of Rights” is incorporated herein by reference.

(c)	Different Terms. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Potential Disadvantages of the Reverse/Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Special Factors — Effect of the Reverse/Forward Stock Split on Option Holders,” “Special Factors — Effect of the Reverse/Forward Stock Split on Warrant Holders,” “Special Factors — Effect of the Reverse/Forward Stock Split on Holders of Outstanding Convertible Debentures,” “Special Factors — Financial Effect of the Reverse/Forward Stock Split,” “Special Factors — Federal Income Tax Consequences of the Reverse/Forward Stock Split,” “Structure of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders,” “Description of the Reverse/Forward Stock Split — Holders as of Effective Date; Net Effect After Reverse/Forward Stock Split,” and “Description of the Reverse/Forward Stock Split — Exchange of Certificates for Cash Payment or Shares” is incorporated herein by reference.

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(b)	Appraisal Rights. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split” and “Description of the Reverse/Forward Stock Split — Appraisal Rights” is incorporated herein by reference.

(c)	Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the caption “Fairness of the Reverse/Forward Stock Split to Stockholders — Procedural Fairness to All Stockholders” is incorporated herein by reference.

(d)	Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a)	Transactions. The information set forth in the Information Statement under the caption “Interests of Certain Persons” is incorporated herein by reference.
     During the past 2 years, Apollo transacted business with the following affiliates:
•	Effective November 22, 2006, Apollo entered into a Share Exchange Agreement with Earth Biofuels, Inc. for the sale of one hundred percent of its fifty-one percent interest in Apollo LNG, Inc., a Texas company. Under the Agreement, Apollo agreed to sell to Earth Biofuels all of the issued and outstanding shares of the LNG Business owned by Apollo. Apollo agreed to receive 9,422,111 shares of the common stock of Earth Biofuels as consideration for the Apollo LNG Shares. The transaction was valued at roughly $36,000,000.
(b)	Significant Corporate Events.
     During the past 2 years, the following were significant corporate events:
(1)	Merger. None.

(2)	Consolidation. None.

(3)	Acquisition.
▪	On August 19, 2005, Apollo entered into a Securities Purchase Agreement to acquire additional shares of Earth Biofuels, Apollo’s 50%-owned subsidiary. As a consequence of the acquisition, Apollo owned 80% of the issued and outstanding shares of Earth Biofuels. Pursuant to the transaction, Apollo issued 6 million restricted shares of its common stock to Earth Biofuels shareholders.

▪	On May 1, 2006, OGC Pipeline LLC, an Oklahoma limited liability company and wholly-owned subsidiary of Company, sold approximately 248 miles of its pipeline system in central Oklahoma and north Texas, as well as the easements, surface lease agreements, rights-of-way, permits, licenses, leases, and other rights of access and agreements related to such pipeline segment, to Cimmarron Gathering, LP (“Cimmarron”). The consideration for the sale was $1 million. The Company has begun leasing mineral rights adjacent to this segment, in anticipation of a strategic working relationship with Cimmarron;

▪	On May 12, 2006, Apollo Resources International, Inc., a Utah corporation (the “Company”) entered into a Securities Purchase Agreement (the “Agreement”) with Siam Imports, Inc., a Nevada corporation (“Siam”). Pursuant to the Agreement, the Company sold to Siam all of the Company’s ownership in Apollo Drilling, LLC, a Texas limited liability company, in consideration of the issuance to the Company of 13,700,000 restricted shares of common stock of Siam, representing a controlling interest in Siam. The assets of Apollo Drilling are comprised of one fully operational drilling rig, two disassembled, partial drilling rigs, an inventory of drill pipe, and spare equipment;

▪	Effective November 22, 2006, Mountain States Petroleum Corporation, Inc., ultimately a wholly-owned subsidiary of Company, entered into an asset purchase agreement with Neptune Leasing, Inc. to acquire a helium processing plant located near Shiprock, New Mexico. The plant processes gas

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from nearby wells owned by the Mountain States to produce helium which is sold to a third party at the outlet of the plant;

▪	From approximately June of 2006 to September of 2006, the Company acquired approximately 35,000 acres of both developed and undeveloped mineral leaseholds within portions of Sutton, Edwards, and Kimball counties in southwestern Texas. The developed leaseholds include 45 existing producing wells that currently produce approximately 466 thousand cubic feet (MCF) of natural gas per day and 25 barrels of oil per day;

▪	In November of 2006, the Company entered into a participation agreement with Patriot Exploration Co., Inc. (“Patriot”) to begin a natural gas well infill drilling program in certain developed areas of these mineral leaseholds. To date, the program has resulted in the drilling of seven successful natural gas wells, five of which are being completed. Of the five, initial well tests were completed on January 5, 2007 on two of the wells for completion report purposes. The tests show initial flow rates of 1,000 MCF/day on one of the wells and over 500 MCF per day on the other. These tests do not necessarily reflect future production rates. Further, the participation agreement allows for up to $5 million to be used for drilling operations. Under the terms of the participation agreement, the Company’s working interest in these new wells has been assigned to Patriot until payout of outstanding financing amounts contributed by Patriot;
(4)	Tender Offer. None.
(5)	Directors.
▪	Effective April 3, 2006, Mr. Philip N. Smith, Jr. was elected to the Board of Directors of the Company. Philip N. Smith, Jr. has been an employee of Foamex International Inc. since January 2000, and has held various positions including Senior Vice President and General Counsel. Mr. Smith received a Bachelor of Science degree from the University of Maryland in 1964, and a law degree from George Washington University in 1967;

▪	Effective April 3, 2006, Mr. George G. Lowrance was elected to the Board of Directors of the Company. George G. Lowrance is a partner with the law firm of Chappell, Hill & Lowrance, L.L.P. since 1998. He has been a member of the Board of Trustees for Falcon Financial Realty Trust (a publicly traded company) since 2003. Previously, he has been Chairman of the Audi National Dealer Advisory Council and a member of the Board of Directors for the South Texas Livestock Exposition. He received a Bachelor of Science degree from the University of Texas (Austin) in 1965, and a law degree from the University of Texas School of Law in 1967;

▪	Effective September 25, 2006, the Company accepted the resignation of Mr. Wayne McPherson as a Director and Chief Operating Officer;

▪	On October 13, 2006, the Company announced the passing of George G. Lowrance (a member of the Board of Directors) due to illness;

▪	Effective November 9, 2006, Philip N. Smith, Jr. resigned as a Director of the Company;

▪	Effective November 15, 2006, Mr. Billy A. Mickle was elected to the Board of Directors of the Company;

▪	Effective November 15, 2006, Mr. Glenn E. Floyd was elected to the Board of Directors of the Company; and

▪	Effective April 18, 2007, J. Mark Ariail resigned as a Director and Chief Financial Officer of the Company.
(6)	Material Sale of Assets.
▪	Effective November 22, 2006, the Company entered into a Share Exchange Agreement (the “Agreement”) with Earth for the sale of one hundred percent of its fifty-one percent interest in Apollo LNG, Inc., a Texas company (the “LNG Business”). Under the Agreement, the Company agreed to sell to Earth all of the issued and outstanding shares of the LNG Business owned by the Company (the “LNG Shares”). The Company agreed to receive 9,422,111 shares of the common stock of Earth as consideration for the LNG Shares. The Agreement contains representations and warranties customary

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for transactions of this type. The foregoing description of the Agreement is a summary of the material terms of the Agreement and does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is as set forth in Form 8-K as Exhibit 10.1 filed with the S.E.C. by the Company on November 29, 2006 and is incorporated herein by reference.
(c)	Negotiations or Contacts.
▪	As regards the LNG Business sale referred to in Item 5(a) herein, the Company negotiated the terms and conditions with Earth representatives. In addition, an independent fairness opinion was rendered prior to the transaction by the independent business valuation firm, Bernstein Conklin & Balcombe, who concluded that the market value of Apollo LNG was approximately $36 million, and that the consideration being paid was fair. The foregoing description of the fairness opinion is a summary of the material terms of the opinion and does not purport to be complete and is qualified in its entirety by reference to the fairness opinion, a copy of which is as set forth in Form 8-K/A as Exhibit 10.3 filed with the S.E.C. by the Earth on December 19, 2006 and is incorporated herein by reference.
(e)	Agreements Involving the Company’s Securities. None.
Item 6. Purposes of the Transaction and Plans or Proposals.
(b)	Use of Securities Acquired. The Company will make a cash payment of $0.035 per pre-split share of Common Stock in lieu of issuing fractional shares that would otherwise result from the Reverse/Forward Stock Split. The fractional shares acquired in the Reverse/Forward Stock Split will be retired and returned to the status of authorized but unissued shares of Company Common Stock.

(a)	Plans.
(1)	Extraordinary Transactions. None.

(2)	Purchase/Sale/Transfer. None.

(3)	Dividend Policy Change. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Special Factors — Effect of the Reverse/Forward Stock Split on Option Holders,” “Special Factors — Financial Effect of the Reverse/Forward Stock Split,” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(4)	Director/Management Changes. None.

(5)	Corporate Structure Changes. The information set forth in the Information Statement under the caption “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(6)	Delisting. The information set forth in the Information Statement under the captions “Special Factors — Potential Disadvantages of the Reverse/Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” “Fairness of the Reverse/Forward Stock Split to Stockholders — Termination of Exchange Act Registration,” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(7)	Termination of Securities Class(es). The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Special Factors — Potential Disadvantages of the Reverse/Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” “Fairness of the Reverse/Forward Stock Split to Stockholders — Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(8)	Suspension of Filing Obligations. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About

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Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Special Factors — Potential Disadvantages of the Reverse/Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” “Fairness of the Reverse/Forward Stock Split to Stockholders — Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
(a)	Purposes. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split” and “Special Factors — Background of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Information Statement under the caption “Special Factors — Strategic Alternatives Considered” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of Reverse/Forward Stock Split” and “Special Factors — Background of the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)	Effects. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Structure of the Reverse/Forward Stock Split,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Special Factors — Potential Disadvantages of the Reverse/Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” Special Factors — Effect of the Reverse/Forward Stock Split on Option Holders,” “Special Factors — Effect of the Reverse/Forward Stock Split on Warrant Holders,” “Special Factors — Effect of the Reverse/Forward Stock Split on Holders of Outstanding Convertible Debentures,” “Special Factors — Financial Effect of the Reverse/Forward Stock Split,” “Special Factors — Federal Income Tax Consequences of the Reverse/Forward Stock Split,” “Financing of the Reverse/Forward Stock Split,” “Costs of the Reverse/Forward Stock Split” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” is incorporated herein by reference.
Item 8. Fairness of the Transaction.
(a)	Fairness. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference. No director dissented or abstained from voting on the Rule 13e-3 transaction.

(b)	Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference

(c)	Approval of Security Holders. The information set forth in the Information Statement under the captions “Fairness of the Reverse/Forward Stock Split to Stockholders — Procedural Fairness to All Stockholders” and “Description of the Reverse/Forward Stock Split — Vote Required” is incorporated herein by reference.

(d)	Unaffiliated Representative. No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction. The information set forth in the Information Statement under the caption “Fairness of the Reverse/Forward Stock Split to Stockholders — Procedural Fairness to All Stockholders” is incorporated herein by reference.

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(e)	Approval of Directors. The information set forth in the Information Statement under the captions “Special Factors — Background of the Reverse/Forward Stock Split,” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

(f)	Other Offers. None.
Item 9. Reports, Opinions, Appraisals and Negotiations.
(a)	Report, Opinion or Appraisal. None.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c)	Availability of Documents. Not applicable.
Item 10. Source and Amounts of Funds or Other Consideration.
(a)	Source of Funds. The information set forth in the Information Statement under the caption “Financing of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)	Conditions. The information set forth in the Information Statement under the caption “Financing of the Reverse/Forward Stock Split” is incorporated herein by reference.

(c)	Expenses. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Special Factors — Financial Effect of the Reverse/Forward Stock Split” and “Costs of the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)	Borrowed Funds. The information set forth in the Information Statement under the caption “Financing of the Reverse/Forward Stock Split” is incorporated herein by reference.
Item 11. Interest in Securities of the Subject Company.
(a)	Security Ownership. The information set forth in the Information Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions.
(1)	(MAC Settlement). On or about September 28, 2005, MAC Partners, L.P. (“MAC”) and Mercatus & Partners Limited (“Mercatus”) entered into an agreement (“AOOR Agreement”) whereby MAC transferred to Mercatus 825,274 free trading shares of common stock of Company (“AOOR Shares”). In exchange for the AOOR Shares, Mercatus agreed to pay MAC a purchase price of $0.345 per share, or 284,719.53. A dispute has arisen in connection with the AOOR Agreement (“Dispute”). The Company acknowledges that MAC entered into the AOOR Agreement as an accommodation to Company, for the benefit of Company and its separate agreements with Mercatus. Further, the Company entered into two restricted stock sale agreements with Mercatus. The understanding of such agreements was that Company would receive a favorable price for restricted shares if Company could locate other third parties to provide a portion of the overall shares and free-trading shares. Several parties agreed to provide such free-trading shares, including MAC (who agreed to provide a portion of those free-trading shares) as did Mr. Bruce Blackwell. It was stipulated by Mercatus that clearly that free-trading shares would be required in order to have Mercatus enter into the purchase of the restricted shares. As such, Mr. Dennis G. McLaughlin, Chairman and Chief Executive Officer of Company, certified to the best of his knowledge that the transaction with Mercatus could not have been entered without the benefit of the free-trading shares that were provide by MAC Partners. Over time, the Company was able to realize consideration for the restricted shares that had been issued to Mercatus; however, the free trading shares that had been issued by MAC were lost – not to be replaced. The Company has elected to compensate MAC Partners for its loss. Further, the resolution with Mercatus of the restricted shares was done with a new group to help settle what otherwise may have been a long, drawn out, and costly dispute. It should be clear that the party that ultimately ended up working out a settlement for the restricted shares of Company was not the party that originally got into the deal with the Company. On March 20, 2007, MAC and the Company

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in order to resolve the Dispute, in so much as MAC shall not take action against Company for its dispute with Mercatus, entered into that certain Settlement Agreement whereby Company agreed to issue to MAC a total of 10,467,629.78 restricted shares of the common capital stock of Company (“AOOR Restricted Shares”); provided however, if MAC shall receive, at any time, payment for all that is due and payable to MAC pursuant to the AOOR Agreement, then MAC shall promptly return all of the AOOR Restricted Shares to Company. The foregoing description of the Settlement Agreement is a summary of the material terms of the Settlement Agreement and does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement, a copy of which is attached to this Schedule 13E-3 as Exhibit 11-5 and are incorporated herein by reference;
Item 12. The Solicitation or Recommendation.
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders — Vote Required” “Interests of Certain Persons,” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

(a)	Recommendations of Others. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock Split” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.
Item 13. Financial Statements.
(a)	Financial Statements.
(1)	The information set forth in the Information Statement under the caption “Financial Statements–Financial Information” is incorporated herein by reference.

(2)	The information set forth in the Information Statement under the caption “Financial Statements–Financial Information” is incorporated herein by reference.

(3)	Not applicable.

(4)	For the period ending September 30, 2006, the undiluted book value of the Company was approximately $0.38 per share as set forth in Form 10-QSB as filed with the S.E.C. by the Company on November 21, 2006 and is incorporated herein by reference.
(b)	Pro Forma Information.
(1)	Not applicable as the information is not material to this transaction.

(2)	Not applicable as the information is not material to this transaction.

(3)	Not applicable as the information is not material to this transaction.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations. No persons have been employed, retained or compensated to make solicitations or recommendations in connection with the transaction.

(b)	Employees and Corporate Assets. As authorized, empowered, and directed by the Board of Directors, the senior executives, and certain key employees as may be necessary, of the Company shall be used in connection with completing this transaction.

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Item 15. Additional Information.
(b)	Other Material Information. The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference. Further, other additional matters:
(1)	Non-Filing of Periodic Report. As of the date hereof, the Company has not filed its Annual Report on Form 10-KSB pursuant to Section 13 and 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”) for the fiscal year ended December 31, 2006.

(2)	Delisting. On or about April 23, 2007, the Company received a letter dated April 18, 2007 from the National Association of Securities Dealers (“NASD”) which was captioned “OTCBB Ineligibility Notification.” The letter provided that due to three prior delinquent periodic filings in the past twenty-four month period, the Company’s securities will be removed from quotation on the OTCBB effective at the open of business on April 27, 2007. The Company did not request a hearing to appeal.

(3)	Greenwich Power Matter. On July 21, 2006, the Company entered into a securities purchase agreement with Greenwich Power, Ltd whereby the Company received $8,000,000 before payment of commissions and expenses, in exchange for $8,000,000 notes (the “Notes”), bearing interest at 7% and maturing on May 31, 2011. The Notes are exchangeable at a price of $1.00 per share into company-owned shares of common stock of Earth at a price of $1.00 per share. This agreement contains a detachable and separate right to an option to purchase, from the Company, an additional 8,000,000 shares of common stock of Earth owned by the Company. Further, on July 20, 2006, the Company entered into that certain Exchangeable Promissory Note in the amount of $1,000,000 with interest at 7.0% per annum and principal due and payable May 31, 2011, exchangeable at any time into shares of the common capital stock of Earth at an exchange price of $1.00 per share . The Company’s failure to pay those amounts due under the notes constitutes an event of default and its failure to pay all amounts due upon receipt of a notice of acceleration issued on January 11, 2007 constitutes an event of default. On April 9, 2007, the parties entered into a Stipulation of Settlement Agreement whereby Company agreed to pay to Plaintiff the total amount of $8,858,712 U.S. Dollars in cash with one-half of the amount due and payable on or before June 30, 2007 and the balance due and payable on September 7, 2007 secured by (i) a $2,000,000 account receivable due Company by Earth and (ii) 75% ownership interest in Bobcat, Inc., a wholly-owned subsidiary of Company.

(4)	First Capital Matter. On or about April 14, 2006, various of Company’s subsidiaries entered into that certain secured Loan and Loan and Security Agreement and associated documents (“Loan Documents”), as referenced in Form 10-QSB for the quarter ended June 30, 2006 as Exhibit 10.1, as amended with First Capital (“Lender”). On November 22, 2006, the Company through various of its subsidiaries, conveyed all ownership interests in the LNG Business, as such term is defined in Item 5(b)(6) herein, to such to Earth in alleged contravention of the Loan Documents. The Company did not believe the conveyance constituted a default of such Loan Documents. On January 19, 2007, Lender issued a notice of default for non-payment and breach of covenants and demanded payment in full in the amount of $6,345,146. On February 28, 2007, all amounts due and payable, including principal and accrued interest, were repaid in full.

(5)	Shiprock Helium Plant. Effective November 22, 2006, Mountain States Petroleum Corporation, Inc. (“Mountain States”), a wholly-owned subsidiary of Apollo Resources International, Inc., entered into an asset purchase agreement with Neptune Leasing, Inc. to acquire a helium processing plant located near Shiprock, New Mexico for the purchase price of $2,500,000 under a secured promissory note from Mountain States to Neptune. The plant processes gas from nearby wells owned by the Company to produce helium which is sold to a third party at the outlet of the plant. In addition, the parties entered into that certain Helium Services Agreement on April 24, 2007 whereby Golden Spread Energy, Inc. will provide operational and accounts payable services to Mountain States. The foregoing description of the purchase agreement and note is a summary of the material terms of the purchase agreement and note and does not purport to be complete and is qualified in its entirety by reference to the purchase agreement and note, a copy of which is attached to this Schedule 13E-3 as Exhibit 15-15 and are incorporated herein by reference.

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Item 16. Exhibits.
(a)	The Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.
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SIGNATURE
After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

APOLLO RESOURCES INTERNATIONAL, INC.
Dated: May 18, 2007	By:	/s/ Dennis G. McLaughlin, III
Dennis G. McLaughlin, III
Chief Executive Officer

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EXHIBIT INDEX

Exhibit
No.	Description
(1)	The Information Statement on Schedule 14C (filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference).

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